eBay Inc. 2065 Hamilton Avenue San Jose, CA 95125 June 2, 2015

VIA HAND DELIVERY AND EDGAR

Ms. Mara L. Ransom

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	eBay Inc.
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2014
Filed February 6, 2015
File No. 000-24821

eBay Inc.
Quarterly Report on Form 10-Q for the Quarterly Period Ended March 31, 2015
Filed April 23, 2015
File No. 000-24821

Dear Ms. Ransom:

Thank you for your letter dated May 26, 2015 addressed to eBay Inc. (the “Company”) setting forth comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 (the “Form 10-Q”). The Letter was also addressed to PayPal Holdings, Inc. (“PayPal Holdings”) and set forth the comments of the Staff on PayPal Holdings’ Registration Statement on Form 10-12B. PayPal Holdings is responding to those comments (numbered 1 to 9 in the Letter) by a separate letter to the Staff on the date hereof.

For the Staff’s convenience, the text of the Staff’s comments (numbered as they are in the Letter, beginning with comment number 10) is set forth below in bold, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Form 10-K or Form 10-Q, as applicable.

eBay Inc. Form 10-K for Fiscal Year Ended December 31, 2014

Item 9A: Controls and Procedures, page 72

10.	We are still considering your response to comment 16 and may have further comments.

Response: The Company acknowledges the Staff’s comment.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

General and Administrative, page 37

11.	We note your response to comment 18. Please confirm our assumption, if true, that no income statement line items other than general and administrative expenses are materially impacted by your global workforce reduction plan, including that you do not expect material reductions to revenue resulting from this reduction in workforce and that you do not expect these cost reductions to be offset by material increases in other expenses. If our assumption is incorrect, please further revise your analysis of results of operations to address these matters.

Response: As noted in our Form 10-Q for the period ended March 31, 2015, during the first quarter we recognized approximately $119 million of restructuring expenses. “Note 15 — Restructuring” on page 28 of our Form 10-Q discloses that these costs were aggregated in general and administrative expenses on our condensed consolidated statement of income for the period ended March 31, 2015. We confirm that no other income statement line item during the quarter was materially impacted by this charge.

As noted in our previous response to comment 18 of our letter dated May 14, 2015, we expect to generate annual savings of more than $300 million across the company as a result of this restructuring activity. These costs savings will primarily impact sales and marketing and product development expenses. Also as noted in our previous response, we expect to reinvest these cost savings back into other areas of the business to drive additional growth. In response to the Staff’s comment, and beginning with our Form 10-Q for the period ended June 30, 2015, we will include disclosure similar to the example disclosure below, which is based on first quarter information, to clarify the financial statement line items impacted.

We confirm to the Staff that we do not expect material reductions to revenue resulting from the reduction in workforce.

Example disclosure:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General and Administrative

General and administrative expenses increased $200 million, or 43%, during the three months ended March 31, 2015 compared to the same period of the prior year. The increase was due primarily to restructuring costs related to our global workforce reduction and costs related to our planned separation of our PayPal business (as discussed in Overview above). In January 2015, at a regular meeting of our Board of Directors (the “Board”), the Board approved a plan to implement a strategic reduction of our existing global workforce. As a result, we are reducing our workforce globally. The reduction is expected to be substantially completed in the first half of 2015 and generate annual savings of more than $300 million across the Company, primarily impacting sales and marketing and product development expenses. The savings in these line items are expected to be offset by additional expenses as we reinvest back into these areas of the business to drive additional growth. See “Note 15 — Restructuring” to the condensed consolidated financial statements included in this report. General and administrative expenses as a percentage of net revenues were 15% and 11% for the three months ended March 31, 2015 and 2014, respectively.

Liquidity and Capital Resources

In January 2015, at a regular meeting of our Board of Directors (the “Board”), the Board approved a plan to implement a strategic reduction of our existing global workforce. As a result, we are reducing our workforce globally. The reduction is expected to be substantially complete in the first half of 2015. The savings expected to be realized as a result of the global workforce reduction are expected to be offset by additional expenses as we reinvest back into other areas of the business to drive additional growth. During the first quarter of 2015 we recognized total restructuring expense of approximately $119 million for which approximately $45 million was paid during the quarter. Substantially all of the remaining accrued liability as of March 31, 2015 is expected to be paid during the second quarter of 2015.

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In the instances indicated above, we believe that revisions in response to Staff’s comments will enhance our disclosure. However, we believe that the filings in question substantially comply with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder and generally accepted accounting principles. Accordingly, we respectfully request that the Staff permit any additional or revised disclosure to be made in our future filings, as specifically indicated above.

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In response to your request, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at (408-967-4123). In addition, you are welcome to contact Trevor S. Norwitz of Wachtell, Lipton, Rosen & Katz at (212-403-1333).

Very truly yours,

eBay Inc.

By:	/s/ Brian J. Doerger
Name:	Brian J. Doerger
Title:	Vice President, Chief Accounting Officer

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